Zaxis International Inc.
6399 Wilshire Blvd, Suite 1019
Los Angeles, CA 90048
Phone: (323) 951-0575 - FAX: (212) 658-9867

August 15, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N. E.
Washington, DC 20549
Mail Stop: 3561

Attention: Ethan Horowitz, Staff Accountant
Re: Zaxis International Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2007
Commission File No. 000-15746

Dear Mr. Horowitz:

This letter is in response to the staff’s comment letter dated August 12, 2008 regarding the above-referenced filing. Please note that the Registrant will respond to the comment letter and file an appropriate amendment to the above-referenced filing on or before September 5, 2008.

Sincerely,

/s/ Ivo Heiden
Ivo Heiden, CEO/CFO